SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

William Lyon Homes

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

552074700

(CUSIP Number)

William H. Lyon

4695 MacArthur Court, 8th Floor

Newport Beach, CA, 92660

Tel: (949) 833-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 552074700

1	NAME OF REPORTING PERSON William H. Lyon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,068,533*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,068,533*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,068,533*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.63%*
14	TYPE OF REPORTING PERSON IN

*	See Item 5 of this Statement on Schedule 13D for additional information.

SCHEDULE 13D

CUSIP No. 552074700

1	NAME OF REPORTING PERSON Lyon Shareholder 2012, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,724,944*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,724,944*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,724,944*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.78%*
14	TYPE OF REPORTING PERSON OO

*	See Item 5 of this Statement on Schedule 13D for additional information.

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Persons identified below with the Securities and Exchange Commission on June 24, 2013 (The “Original Schedule 13D”). Unless set forth below, all Items set forth in the Original Schedule 13D are unchanged. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Original Schedule 13D.

Item 2.	Identity and Background

The disclosure in Item 2 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a)	NAMES:

The names of the persons filing this Statement on Schedule 13D are:

(i)	William H. Lyon, an individual; and

(ii)	Lyon Shareholder 2012, LLC, a Delaware limited liability company (the “Lyon Investor”).

Mr. Lyon and the Lyon Investor are collectively referred to in this Statement on Schedule 13D as the “Reporting Persons.”

(b)	BUSINESS ADDRESS:

The business address for each of the Reporting Persons is: 4695 MacArthur Court, 8th Floor, Newport Beach, CA, 92660.

(c)	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED:

Mr. Lyon is the Executive Chairman and Chairman of the Board of Directors of William Lyon Homes, a Delaware corporation (the “Issuer”), which is primarily engaged in the design, construction, marketing and sale of single-family detached and attached homes. The Issuer’s principal executive offices are located at 4695 MacArthur Court, 8th Floor, Newport Beach, California 92660.

The Lyon Investor is a privately-owned limited liability company that was formed for the purpose of acquiring and holding securities of the Issuer. Mr. Lyon is the manager of the Lyon Investor, and the members of the Lyon Investor are three trusts of which Mr. Lyon is the beneficiary. See Item 5 of this Statement on Schedule 13D for additional information concerning the current ownership and voting control of the Lyon Investor.

(d), (e)    CRIMINAL CONVICTIONS; CERTAIN CIVIL PROCEEDINGS:

During the last five years, neither of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or been subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	CITIZENSHIP:

Mr. Lyon is a citizen of the United States. The Lyon Investor is a limited liability company organized under the laws of the state of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration

The disclosure in Item 3 of the Original Schedule 13D is hereby amended to add the following:

Acquisition of Additional Shares of Class A and Class B Common Stock of the Issuer

Mr. Lyon received an aggregate of 276,484 additional shares of Class A Common Stock reported as beneficially owned by him herein pursuant to restricted stock awards made by the Issuer under its Amended and Restated 2012 Equity Incentive Plan, some of which awards remain unvested (including certain awards that remain subject to achievement of certain performance conditions). The awards were made in consideration of Mr. Lyon’s service as an officer and employee of the Issuer.

Pursuant to a Stock Purchase Agreement dated December 14, 2017 (the “2017 Class B Stock Purchase Agreement”) between the Lyon Investor and the Issuer, the Lyon Investor purchased from the Issuer an aggregate of 1,003,510 shares of the Issuer’s Class B Common Stock (the “Additional Class B Shares”). The Additional Class B Shares are convertible at any time on a one-for-one basis into shares of Class A Common Stock. The Issuer issued the Additional Class B Shares following certain issuances by the Issuer of shares of its Class A Common Stock and pursuant to the exercise by the Lyon Investor, as a holder of shares of Class B Common Stock, of preemptive rights under the Issuer’s Third Amended and Restated Certificate of Incorporation to purchase a number of shares of Class B Common Stock in order to maintain the Lyon Investor’s voting power (based on the Lyon Investor’s holdings of shares of Class B Common Stock outstanding immediately prior to such issuances of Class A Common Stock). The foregoing description of the 2017 Class B Stock Purchase Agreement is qualified in its entirety by the actual terms of the 2017 Class B Stock Purchase Agreement, a copy of which is filed as an Exhibit to this Schedule 13D and incorporated herein by reference.

Pursuant to the terms of the 2017 Class B Stock Purchase Agreement, the Lyon Investor paid an aggregate cash consideration of $29.9 million for the Additional Class B Shares. The Lyon Investor obtained the funds necessary to pay the purchase price for the Additional Class B Shares through capital contributions made to the Lyon Investor by its members for the purpose of enabling the Lyon Investor to purchase such securities from the Issuer. As of the time of the purchase, the members of the Lyon Investor consist of three trusts of which Mr. Lyon is the beneficiary. See Item 5 of this Statement on Schedule 13D for additional information concerning the ownership and control of the Lyon Investor.

Item 4.	Purpose of Transaction

The disclosure in Item 4 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

All of the shares of Class A Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate any purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading decisions of the Reporting Persons, market conditions or other factors. The Reporting Persons may communicate with members of the Issuer’s management and/or Board of Directors (the “Board”) or with other shareholders or third parties to discuss any purposes, plans or proposals. Mr. Lyon, as an officer and director of the Issuer, is also eligible to receive grants and awards of additional securities of the Issuer pursuant to equity incentive and similar equity compensation plans that may be implemented from time to time by the Issuer.

Item 5.	Interest in Securities of the Issuer

The disclosure in Item 5 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a)

The Reporting Persons beneficially own an aggregate of 7,068,533 shares of Class A Common Stock, representing 17.63% of the outstanding shares of Class A Common Stock. Of the shares of Class A Common Stock reported as beneficially owned by the Reporting Persons herein:

(i)	Mr. Lyon holds 340, 656 shares of Class A Common Stock directly;

(ii)	Mr. Lyon holds 2,933 shares of Class A Common Stock as trustee of the William Harwell Lyon Separate Property Trust established July 28, 2000 (the “Lyon Separate Property Trust”); and

(iii)	the Lyon Investor (A) holds 4,817,394 shares of Class B Common Stock of the Issuer, which shares are convertible at any time on a one-for-one basis into shares of Class A Common Stock, and (B) has the right to acquire up to an additional 1,907,550 shares of Class B Common Stock of the Issuer (which shares are also convertible at any time on a one-for-one basis into shares of Class A Common Stock) pursuant to the terms of the Class B Warrant.

The members of Lyon Investor are the Lyon Separate Property Trust, the Lyon Shareholder 2012 Irrevocable Trust No. 1 established December 24, 2012, and the Lyon Shareholder 2012 Irrevocable Trust No. 2 established December 24, 2012 (collectively with the Lyon Separate Property Trust, the “Lyon Trusts”). Mr. Lyon is the manager of the Lyon Investor and the trustee of the Lyon Separate Property Trust, and in such capacities, has voting and investment power with respect to the securities held by the Lyon Investor and the Lyon Separate Property Trust. Mr. Lyon is the beneficiary of each of the Lyon Trusts.

The aggregate Class A Common Stock share and percentage ownership figures for the Reporting Persons referenced above assume the exercise in full of the Class B Warrant by the Lyon Investor and the conversion of all shares of Class B Common Stock owned by the Lyon Investor into shares of Class A Common Stock on a one-for-one basis. Such figures further are based upon (i) 33,135,650 shares of Class A Common Stock otherwise outstanding as of December 1, 2017, as reported by the Issuer in its Current Report on Form 8-K filed on December 14, 2017 (the “Subject Form 8-K”), and prior to any exercise of the Class B Warrant or any conversion of shares of Class B Common Stock by the Lyon Investor, and (ii) there being outstanding an additional 222,360 shares of Class A Common Stock reported as beneficially owned by Mr. Lyon herein that are not otherwise included in the outstanding shares of Class A Common Stock reported by the Company in the Subject Form 8-K by reason of such additional shares being subject to unvested restricted stock awards.

The Lyon Investor, as the holder of Class B Common Stock of the Issuer, is entitled to cast five votes per share of Class B Common Stock in any election of directors and on any other matter on which the Issuer’s stockholders are entitled to vote generally. Each holder of Class A Common Stock is entitled to cast one vote per share of Class A Common Stock in any election of directors and on any other matter on which the Issuer’s stockholders are entitled to vote generally. Except as otherwise required by law or the Issuer’s Certificate of Incorporation, on all matters submitted to a vote of the Issuer’s stockholders generally, the holders of the Class A Common Stock and Class B Common Stock vote together as a single class. Assuming the exercise in full of the Class B Warrant, the shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Persons as reported herein represent 50.71% of the total voting power of the Issuer’s outstanding common stock. Excluding the shares of Class B Common Stock issuable upon exercise of the Class B Warrant, the shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Persons as reported herein represent 42.53% of the total voting power of the Issuer’s outstanding common stock.

(b)

The number of shares of Class A Common Stock beneficially owned by Mr. Lyon as reported herein and as to which he has:

(i)	Sole power to vote or direct the vote: 7,068,533

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 7,068,533

(iv)	Shared power to dispose or direct the disposition: 0

The number of shares of Class A Common Stock beneficially owned by the Lyon Investor as reported herein and as to which the Lyon Investor has:

(i)	Sole power to vote or direct the vote: 6,724,944

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 6,724,944

(iv)	Shared power to dispose or direct the disposition: 0

(c)

Pursuant to the 2017 Class B Stock Purchase Agreement between the Lyon Investor and the Issuer, the Lyon Investor purchased from the Issuer on December 14, 2017 an aggregate of 1,003,510 shares of the Issuer’s Class B Common Stock for a purchase price of $29.9 million. The information contained in the final two paragraphs of Item 3 of this Schedule 13D pertaining to the 2017 Class B Stock Purchase Agreement and the purchase by the Lyon Investor of these Additional Class B Shares is hereby incorporated by reference. Except for the purchase of the Additional Class B Shares, the Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days prior to the date of this filing.

(d)

Of the shares of Class A Common Stock reported as beneficially owned by the Reporting Persons herein:

(i)	Mr. Lyon, as trustee of the Lyon Separate Property Trust, holds 2,933 shares of Class A Common Stock, and

(ii)	the Lyon Investor (A) holds 4,817,394 shares of Class B Common Stock of the Issuer, which shares are convertible at any time on a one-for-one basis into shares of Class A Common Stock, and (B) has the right to acquire up to an additional 1,907,550 shares of Class B Common Stock of the Issuer (which shares are also convertible at any time on a one-for-one basis into shares of Class A Common Stock) pursuant to the terms of the Class B Warrant.

Each of the Lyon Separate Property Trust and the Lyon Investor has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the securities owned by it. Mr. Lyon is the trustee of the Lyon Separate Property Trust and the manager of the Lyon Investor, and in such capacities, has voting and investment power with respect to the securities held by each of them.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure in Item 6 of the Original Schedule 13D is hereby amended to add the following:

The Voting Agreement dated as of May 15, 2013 by and among the Lyon Investor, WLH Recovery Acquisition LLC (the “Paulson Investor”) and certain funds and accounts managed by Luxor Capital Group, LP (collectively, the “Luxor Investors”) has terminated and is of no further force or effect by reason of the Paulson Investor and the Luxor Investors ceasing to own a minimum number of shares of Class A Common Stock of the Issuer as provided in the Voting Agreement.

The Lock-Up Agreement dated as of May 15, 2013 and entered into by the Reporting Persons with the Issuer and the representatives of the several underwriters for the Issuer’s initial public offering of Class A Common Stock has expired by its terms.

The Lyon Investor is party to the 2017 Class B Stock Purchase Agreement, a description of which is set forth in Item 3 of this Schedule 13D and incorporated in this Item 6 by reference. Such description is qualified in its entirety by the actual terms of the 2017 Class B Stock Purchase Agreement, a copy of which is filed as an Exhibit to this Schedule 13D and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

The disclosure in Item 7 of the Original Schedule 13D is hereby amended to add the following:

Exhibit H – 2017 Class B Stock Purchase Agreement

Exhibit I – Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that that the information with respect to it set forth in this statement is true, complete and correct.

Dated: December 14, 2017

/s/ William H. Lyon
William H. Lyon

LYON SHAREHOLDER 2012, LLC

By:	/s/ William H. Lyon
William H. Lyon
Manager